SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

December 31, 2010

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13811E 10 1		13G

1	Name of Reporting Persons Dale H. Schenian

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 464,548

	6	Shared Voting Power 33,000

	7	Sole Dispositive Power 464,548

	8	Shared Dispositive Power 33,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 497,548

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 12.2%

12	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Canterbury Park Holding Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.
	(a)	Name of Person Filing: Dale H. Schenian
	(b)	Address of Principal Business Office or, if None, Residence: 1100 Canterbury Road, Shakopee, Minnesota 55379
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common stock, $.01 par value
	(e)	CUSIP Number: 13811E 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	Parent holding company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7).
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
(a)

Amount beneficially owned:

Mr. Schenian beneficially owns 497,548 shares of the outstanding common stock of the Issuer, which includes: (i) 435,548 shares of common stock owned by Mr. Schenian individually; (ii) options held by Mr. Schenian and exercisable within 60 days of December 31, 20010 to purchase 29,000 shares of common stock; and (iii) 33,000 shares of common stock owned by Mr. Schenian’s spouse, for which beneficial ownership is disclaimed.

(b)

Percent of class:

12.2% based on 4,037,615 shares of the Issuer’s common stock outstanding (on average) for the three-month period ending September 30, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 15, 2010 and including all 497,548 shares that could be deemed to be beneficially owned by Mr. Schenian.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 464,548 (includes options held by Mr. Schenian and exercisable within 60 days of December 31, 2010 to purchase 29,000 shares of common stock).
(ii) Shared power to vote or to direct the vote: 33,000
(iii) Sole power to dispose or to direct the disposition of: 464,548 (includes options exercisable within 60 days of December 31, 2010 to purchase 29,000 shares)
(iv) Shared power to dispose or to direct the disposition of: 33,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	/s/ Dale H. Schenian
Dale H. Schenian